FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong[redacted], Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈[redacted]環士丹利街十六號騏利大廈九樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind. ; 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

08006137

Our Ref.: S/7911/94 LTO/kk

20 November 2008

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 DEC -5 A 11:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 19 November 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
DEC 09 2008
THOMSON REUTERS

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

12/8

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

REVISION OF ANNUAL CAPS FOR CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 18 December 2007 where amongst others, the annual caps for the purchases of foodstuff by the Ng Fung Hong Group from Ceroilfood and its associates were set for the three years ending 31 December 2010. Reference is also made to the announcement of the Company dated 10 January 2008 where amongst others, the revised annual caps for the sales of foodstuff by the Ng Fung Hong Group to CNFC and its associates were set for the three years ending 31 December 2010.

As the forecasted sales and purchases of foodstuff between the Ng Fung Hong Group and Ceroilfood/CNFC and their respective associates for the three years ending 31 December 2010 are adjusted upward, the Company proposes to revise those annual caps for the three years ending 31 December 2010.

As all the revised annual caps of the continuing connected transactions do not exceed the applicable percentage ratios of the Company of 2.5% as referred to in Chapter 14A of the Listing Rules, the revision is only subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 18 December 2007 where amongst others, the annual caps for the purchases of foodstuff by the Ng Fung Hong Group from Ceroilfood and its associates were set for the three years ending 31 December 2010. Ceroilfood is a supplier of the Ng Fung Hong Group and an associate of Ceroilfood Shenzhen Cereals, Oils & Foodstuff Import & Export Company, which is in turn the 20% shareholder of Man Luen Hong Motor Company Limited, a 60% subsidiary of the Ng Fung Hong Group. Ceroilfood is engaged in trading of various foodstuff which includes rice, livestock and frozen meat.

Reference is also made to the announcement of the Company dated 10 January 2008 where amongst others, the revised annual caps for the sales of foodstuff by the Ng Fung Hong Group to CNFC and its associates were set for the three years ending 31 December 2010. CNFC is the

49% shareholder of China International Fisheries Corp., a 51% subsidiary of the Ng Fung Hong Group. CNFC is engaged in the processing, distribution and trading of fish catches.

Accordingly, the sales and purchases of foodstuff between the Ng Fung Hong Group and Ceroilfood/CNFC and/or their respective associates constitute continuing connected transactions of the Company. As disclosed in the announcement of the Company dated 18 December 2007, both the foodstuff agreements with Ceroilfood and CNFC were entered into by Ng Fung Hong on 18 December 2007. Under the above agreements, each of which is for a term from 1 January 2008 to 31 December 2010, when any members of the Ng Fung Hong Group and Ceroilfood/CNFC and/or their respective associates enter into a foodstuff transaction, they should procure that the sale and purchase of the foodstuff will be on normal commercial terms. The prices of the transactions will be either at market prices or at prices no less favourable to the Ng Fung Hong Group than those available to or from (as appropriate) independent third parties.

There are no prior transactions between the Group and Ceroilfood/CNFC which require aggregation under Rule 14A.25 of the Listing Rules.

The consideration will be paid in cash to Ceroilfood and/or its associates upon the receipt of foodstuff. The consideration will be received in cash from CNFC and/or its associates upon the completion of the sales of foodstuff.

REVISION OF ANNUAL CAPS

The aggregate purchases of foodstuff by the Ng Fung Hong Group from Ceroilfood and its associates for the two years ended 31 December 2007 were HK$70.4 million and HK$65.7 million respectively. The aggregate purchases of foodstuff for the nine months ended 30 September 2008 reached HK$57.1 million. As the forecasted aggregate purchases of foodstuff by the Ng Fung Hong Group from Ceroilfood and its associates for the three years ending 31 December 2010 are adjusted upward, the Company proposes to revise the annual caps for the three years ending 31 December 2010 from HK$95.0 million, HK$103.0 million and HK$113.0 million respectively as previously announced on 18 December 2007 to HK$108.0 million, HK$143.0 million and HK$168.0 million respectively.

The aggregate sales of foodstuff by the Ng Fung Hong Group to CNFC and its associates for the two years ended 31 December 2007 were HK$62.2 million and HK$147.2 million respectively. The aggregate sales of foodstuff for the nine months ended 30 September 2008 reached HK$128.5 million. The annual cap for each of the three years ending 31 December 2010 as announced on 10 January 2008 was HK$195.0 million. As the forecasted aggregate sales of foodstuff by the Ng Fung Hong Group to CNFC and its associates for the three years ending 31 December 2010 are adjusted upward, the Company proposes to revise the annual caps for the three years ending 31 December 2010 to HK$278.0 million, HK$374.0 million and HK$443.0 million respectively.

The revised annual caps have been determined by reference to (i) the historical trend of the transactions in the past years and in the past months in 2008; (ii) the estimated sales of foodstuff to CNFC and its associates and the estimated purchases of foodstuff from Ceroilfood and its associates for the period from October 2008 to December 2010; and (iii) the provision of buffer

for possible further increase in business. The Directors (including the Independent Non-Executive Directors) of the Company consider that the revised annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ABOUT THE COMPANY AND THE NG FUNG HONG GROUP

The Company is a company listed on the Stock Exchange, with business emphasis on the consumer businesses in the Chinese Mainland and Hong Kong. The Group's core activities are retail, beverage, food processing and distribution, textile and property investments. Ng Fung Hong is a wholly-owned subsidiary of the Company and the Ng Fung Hong Group is principally engaged in the food processing and distribution businesses.

GENERAL

As all the revised annual caps of the above-mentioned continuing connected transactions do not exceed the applicable percentage ratios of the Company of 2.5% as referred to in Chapter 14A of the Listing Rules, the revision is only subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules.

DEFINITIONS

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Ceroilfood "	Ceroilfood Development Company Limited, an associate of Ceroilfood Shenzhen Cereals, Oils & Foodstuff Import & Export Company, which is in turn the 20% shareholder of Man Luen Hong Motor Company Limited, a 60% subsidiary of the Ng Fung Hong Group
"CNFC"	China National Fisheries Corp., the 49% shareholder of a subsidiary of the Ng Fung Hong Group
"Company"	China Resources Enterprise, Limited (stock code: 291), a company incorporated in Hong Kong and listed on the Main Board of the Stock Exchange
"Group"	the Company and its subsidiaries
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Ng Fung Hong"	Ng Fung Hong Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Ng Fung Hong Group"	Ng Fung Hong and its subsidiaries

"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 19 November 2008

As at the date of this announcement, the Executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The Non-Executive Directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The Independent Non-Executive Directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

END